As filed with the Securities and Exchange Commission on February 11, 2025

Securities Act File No. 333-275711

Investment Company Act File No. 811-23916

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and/or

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 3

CION Grosvenor Infrastructure Fund

(Exact name of Registrant as specified in Charter)

100 Park Avenue, 25th Floor

New York, NY 10017

(Address of Principal Executive Offices)

(646) 845-2577

(Registrant’s Telephone Number, including Area Code)

Patrick T. Quinn, Esq.

100 Park Avenue, 25th Floor

New York, NY 10017

(Name and Address of Agent for Service)

COPY TO:

Michael A. Reisner Mark Gatto CION Grosvenor Management, LLC 100 Park Avenue, 25th Floor New York, NY 10017	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001	Girish Kashyap, Esq. GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) 900 North Michigan Avenue Suite 1100 Chicago, Illinois 60611

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this Registration Statement

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to Rule 462(d) under the Securities Act.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-275711

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c 3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b 2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment to the Registration Statement on Form N-2 (File Nos. 333-275711 and 811-23916) of CION Grosvenor Infrastructure Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations, Notes to Financial Statement(2)

(2)	Exhibits:

(a)(1)	Certificate of Trust(1)
(a)(2)	Certificate of Amendment to the Certificate of Trust(1)
(a)(3)	Amended and Restated Agreement and Declaration of Trust(2)
(b)	Bylaws(2)
(c)	Not applicable.
(d)	Form of Multiple Class Plan(2)
(e)	Form of Dividend Reinvestment Plan(2)
(f)	Not applicable.
(g)(1)	Form of Management Agreement(2)
(g)(2)	Form of Sub-Advisory Agreement(2)
(h)(1)	Form of Distribution Agreement(2)
(h)(2)	Form of Broker-Dealer Selling Agreement(2)
(h)(3)	Form of Distribution and Servicing Plan(2)
(h)(4)	Form of Dealer Manager Agreement(2)
(i)	Not applicable.
(j)	Custody Agreement(2)
(k)(1)	Form of Services Agreement(2)
(k)(2)	Form of Expense Limitation and Reimbursement Agreement for the Registrant(2)
(k)(3)	Form of Expense Limitation and Reimbursement Agreement for the Master Fund(2)
(k)(4)	Form of Trademark Licensing Agreement by and between the Registrant, the Master Fund and CION Investment Group, LLC(2)
(k)(5)	Form of Trademark Licensing Agreement by and between the Registrant, the Master Fund and the Sub-Adviser(2)
(l)	Opinion and Consent of Delaware Counsel(2)
(m)	Not applicable.
(n)(1)	Consent of Independent Registered Public Accounting Firm for the Registrant(2)
(n)(2)	Consent of Independent Registered Public Accounting Firm for GCM Diversified Infrastructure, LLC (3)
(o)	Audited Financial Statements of GCM Diversified Infrastructure, LLC for the period ended September 30, 2024(3)
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant and the Adviser(2)
(r)(2)	Code of Ethics of Sub-Adviser(2)
(r)(3)	Code of Ethics of Distributor(2)
(s)	Not applicable.
(t)(1)	Power of Attorney of the Registrant(2)
(t)(2)	Power of Attorney of the Master Fund(2)
EX-101	Inline Interactive Data File - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Schema Document
EX-101.DEF	XBRL Taxonomy Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-275711), filed on November 22, 2023.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-275711), filed on November 8, 2024.
(3)	Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement and Financial Intermediary Agreement, forms of which are filed as Exhibit (h)(1) and (h)(2), respectively, to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by CION Grosvenor Management, LLC, the Registrant’s investment advisor. Information regarding the ownership of CION Grosvenor Management, LLC (“CION GCM”) is set forth in its Form ADV as filed with the SEC (File No. 801-130219) and information regarding the ownership of GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) (“GCM Grosvenor”) is set forth in its Form ADV as filed with the SEC (File No. 801-54965).

Item 29. Number of Holders of Securities

As of December 31, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class I	1
Shares of Beneficial Ownership for Class S	1
Shares of Beneficial Ownership for Class U	1
Shares of Beneficial Ownership for Class U-2	1
Shares of Beneficial Ownership for Class D	1

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

CION Grosvenor Management, LLC serves as the investment advisor to the Registrant. CION Grosvenor Management, LLC is engaged in the investment advisory business. GCM Grosvenor serves as the investment sub-advisor to the Registrant. GCM Grosvenor is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which CION Grosvenor Management, LLC, GCM Grosvenor and each of their executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in CION GCM’s Form ADV (File No. 801-130219) and Grosvenor’s Form ADV (File No. 801-54965), each as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder, are maintained at the offices of the Fund’s custodian, The Bank of New York Mellon, and the Fund’s administrator, ALPS Fund Services, Inc.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)           to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)           to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)           to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)           to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)           that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)            to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)           that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)           each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)            each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)           if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)           that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)           any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)           free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)           the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)           any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)           for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)           for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.             Not applicable.

6.             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.             The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 11th day of February, 2025.

CION GROSVENOR INFRASTRUCTURE FUND

By:	/s/ Mark Gatto*
Name: Mark Gatto
Title: Co-Chief Executive Officer, Co-President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of February, 2025.

By:	/s/ Michael A. Reisner*
Name: Michael Reisner Title: Co-Chief Executive Officer and Co-President

By:	/s/ Mark Gatto*
Name: Mark Gatto Title: Co-Chief Executive Officer, Co-President and Trustee

By:	/s/ Paul Guercio*
Name: Paul Guercio Title: Chief Financial Officer

By:	/s/ Michael J. Sacks*
Name: Michael J. Sacks Title: Trustee

By:	/s/ Kerry D. Angus*
Name: Kerry D. Angus Title: Trustee

By:	/s/ Edward J. Estrada*
Name: Edward J. Estrada Title: Trustee

By:	/s/ Dennis Zaslavsky*
Name: Dennis Zaslavsky Title: Trustee

By:	/s/ Andrea L. Zopp*
Name: Andrea L. Zopp Title: Trustee
*By:	/s/ Patrick T. Quinn
Patrick T. Quinn As Attorney-in-Fact

The original Power of Attorney authorizing Michael A. Reisner, Stephen Roman and Patrick T. Quinn to execute the Registration Statement, and any amendments thereto, for the Trustees and officers of the Registrant on whose behalf this Registration Statement is filed, has been executed and is incorporated by reference herein to Item 25, Exhibit (t)(1).

SIGNATURES

CION Grosvenor Infrastructure Master Fund, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 11th day of February, 2025.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:	/s/ Mark Gatto*
Name: Mark Gatto
Title: Co-Chief Executive Officer, Co-President and Director

This Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of February, 2025.

By:	/s/ Michael A. Reisner*
Name: Michael Reisner Title: Co-Chief Executive Officer and Co-President

By:	/s/ Mark Gatto*
Name: Mark Gatto Title: Co-Chief Executive Officer, Co-President and Director

By:	/s/ Paul Guercio*
Name: Paul Guercio Title: Chief Financial Officer

By:	/s/ Michael J. Sacks*
Name: Michael J. Sacks Title: Director

By:	/s/ Kerry D. Angus*
Name: Kerry D. Angus Title: Director

By:	/s/ Edward J. Estrada*
Name: Edward J. Estrada Title: Director

By:	/s/ Dennis Zaslavsky*
Name: Dennis Zaslavsky Title: Director

By:	/s/ Andrea L. Zopp*
Name: Andrea L. Zopp Title: Director
*By:	/s/ Patrick T. Quinn
Patrick T. Quinn As Attorney-in-Fact

The original Power of Attorney authorizing Michael A. Reisner, Stephen Roman and Patrick T. Quinn to execute the Registration Statement, and any amendments thereto, for the Directors and officers of the Master Fund on whose behalf this Registration Statement is filed, has been executed and is incorporated by reference herein to Item 25, Exhibit (t)(2).

Exhibit Index

(n)(2)	Consent of Independent Registered Public Accounting Firm for GCM Diversified Infrastructure, LLC

(o)	Audited Financial Statements of GCM Diversified Infrastructure, LLC for the period ended September 30, 2024

EX-101	Inline Interactive Data File - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Schema Document

EX-101.DEF	XBRL Taxonomy Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).